Exhibit 12
Fixed Charges 0905
Coeur d’ Alene Mines Corporation
Calculation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended
Fixed Charges	2000	2001	2002	2003	2004	9/30/05
Interest expense	15,910,823	13,436,923	20,503,391	12,211,845	3,152,578	1,676,140

Capitalized interest	0	0	0	0	64,352	48,987

Amortization of public offering costs	1,099,928	1,156,666	1,529,701	696,755	407,899	227,249

Amortization of capital lease costs	82,452	79,563	8,139	10,880	687	0

Marcs Dividend	2,180,000	0	0	0	0	0

Portion of rent expense representative of interest	388,144	289,300	357,783	389,932	365,507	328,178

TOTAL FIXED CHARGES	19,661,347	14,962,452	22,399,014	13,309,412	3,991,023	2,280,554

Earnings
Net income (loss) from continuing operations before income taxes	(47,465,000)	(3,073,000)	(80,819,000)	(63,933,000)	(22,643,000)	795,000

Fixed charges per above	19,661,347	14,962,452	22,399,014	13,309,412	3,991,023	2,280,554

Less interest capitalized	0	0	0	0	(64,352)	(48,987)

Current period amortization of capitalized interest	0	0	0	0	0	0

	(27,803,653)	11,889,452	(58,419,986)	(50,623,588)	(18,716,329)	3,026,567

Earnings insufficient to cover fixed charges	(47,465,000)	(3,073,000)	(80,819,000)	(63,933,000)	(22,707,352)	0

Ratio of earnings to fixed charges	(1.41)	0.79	(2.61)	(3.80)	(4.69)	1.33